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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

December 2, 2003

Valentia Telecommunications
(Translation of registrant's name into English)

114 St. Stephen's Green West,
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Disclosure Regarding Forward-Looking Statements

        This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

        Future results covered by the forward-looking statements may not be achieved. By their nature, forward-looking statements involve risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause those differences include, but are not limited to, changes in the competitive and regulatory framework in which we operate, increased competition from other companies in our industry and our ability to retain our market share, changes in consumer preferences for different communication technologies, including trends toward mobile substitution, our ability to generate growth or profitable growth, particularly as growth slows in the Irish telecommunications market, regulatory developments with respect to tariffs, terms of interconnect and customer access, our ability to reduce our workforce and control our capital expenditures and other costs, our ability to comply with existing and newly implemented regulatory regimes, our high leverage and ability to generate sufficient cash to service our debt and general local and global economic conditions.

        We urge you to read the sections of our Registration Statement on Form F-4 (Reg. No. 333-110042), entitled "Risk Factors," "Operating and Financial Review and Prospects," "Business" and "Regulation" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur.

        We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus.

Item 1. Financial results release, dated November 29, 2003

Valentia Telecommunications upc
Financial Statements
30 September, 2003

	Quarter ended 30 Sept 2002 €'m Total	Quarter ended 30 Sept 2003 €'m Total	Half year ended 30 Sept 2002 €'m Total	Half year ended 30 Sept 2003 €'m Total
Turnover	426	415	850	825
Cost of sales	(129)	(106)	(260)	(219)

Gross profit	297	309	590	606
Operating costs	(171)	(155)	(332)	(314)

Contribution on ordinary activities	126	154	258	292
Depreciation (net)	(118)	(96)	(215)	(189)
Exceptional charges	—	(16)	—	(16)
Goodwill amortised on subsidiary undertakings	(9)	(9)	(19)	(19)

Operating (loss)/profit	(1)	33	24	68
Exceptional gain/(loss) on the disposal of fixed assets	2	(1)	2	(1)
Exceptional gain on the disposal of subsidiaries	—	2	—	1

Profit on ordinary activities before interest and taxation	1	34	26	68
Interest payable and similar charges (net)	(27)	(37)	(63)	(69)

Loss on ordinary activities before taxation	(26)	(3)	(37)	(1)
Tax charge on loss on ordinary activities	(1)	(2)	(6)	(9)

Loss attributable to group shareholders	(27)	(5)	(43)	(10)
Dividend paid and proposed	(9)	(472)	(16)	(478)

Loss absorbed for the period	(36)	(477)	(59)	(488)

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc
Consolidated Balance Sheet—unaudited

	As at
	31 March 2003 €'m	30 Sept 2003 €'m
Fixed assets
Tangible assets	2,257	2,141
Goodwill	710	691

	2,967	2,832

Current assets
Stocks	10	11
Debtors: amounts falling due within one year	313	280
Debtors: amounts falling due after more than one year	192	185
Cash at bank and in hand	440	58

	955	534

Creditors: Amounts falling due within one year:
Loans and other debt	106	1
Other creditors	595	569
Proposed dividend	34	—

	735	570

Net current assets/ (liabilities)	220	(36)

Total assets less current liabilities	3,187	2,796

Creditors: amounts falling due after more than one year:
Loans and other debt	2,125	2,244
Provisions for liabilities and charges	293	272
Capital grants	12	11

	2,430	2,527

Net assets	757	269

Capital and reserves
Called up share capital
— Equity share capital	108	360
— Non-equity share capital	252	—
Equity reserves
— Share premium	539	—
— Revenue reserves	(149)	(94)
— Revaluation reserves	7	3

Shareholders' funds	757	269

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc

Reconciliation of Movements in Shareholders' Funds unaudited

	As at
	31 March 2003 €'m	30 Sept 2003 €'m
Loss attributable to group shareholders	(40)	(10)
Dividends paid and payable	(22)	(478)

Loss absorbed for the financial year/period	(62)	(488)
Revaluation Surplus	7	—
Shareholders' funds at beginning of year/period	812	757

Shareholders' funds at end of year/period	757	269

Split as follows:
Equity shareholders' funds	505	269
Non-equity shareholders' funds	252	—

	757	269

Note of Historical Cost Profits and Losses

        There is no material difference between the loss before taxation and the loss absorbed for the period, as stated on the group Profit and Loss Account, and their historical cost equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc

Consolidated Cash flow statement—unaudited

	Notes		Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Net cash inflow from operating activities	6(a	)	195	205
Returns on investments and servicing of finance	6(b	)	(61)	(102)
Taxation refunded (net)	6(c	)	12	—
Capital expenditure and financial investment	6(d	)	(140)	(50)
Acquisitions and disposals	6(e	)	186	(2)
Equity dividends paid			—	(512)

Cash inflow/(outflow) before management of liquid resources and financing			192	(461)
Financing	6(f	)	(48)	79

Increase/(decrease) in cash			144	(382)

Reconciliation of Net Cash Flow to Reduction in Net Debt—unaudited

	Notes		Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Increase/(decrease) in cash in the period			144	(382)
Cash outflow/(inflow) from decrease/(increase) in debt			48	(79)

Decrease/(increase) in net debt	6(g	)	192	(461)

The accompanying notes are an integral part of these consolidated financial statements.

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited

1.     Basis of preparation

        For a more complete discussion of our significant accounting policies and other information, you should read this report in conjunction with the consolidated financial statements included in the exchange offer prospectus dated 30 October 2003, relating to the exchange offer for €550,000,000 aggregate principal amount of 7.25% senior notes due 2013 of Valentia Telecommunications, €285,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding, and $250,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding (the "exchange offer prospectus"). Certain amounts within the prior year's information have been reclassified to conform to the current year's presentation.

        The accompanying unaudited consolidated financial statements have been prepared under Irish GAAP on the basis of the accounting policies set out in the exchange offer prospectus for the year ended 31 March 2003, and are presented in Euro. This information is not prepared in accordance with US GAAP and is not intended to comply with SEC regulations. The financial information for the half year ended 30 September 2003, and the comparative figures for the half year ended 30 September 2002 are unaudited. The three months ended 30 September 2003 and the comparative figures for the three months ended 30 September 2002 are unaudited. The summary financial statements for the year ended 31 March 2003 represent an abbreviated version of the Group's full financial statements for the year on which the Auditors issued an unqualified audit report.

        In our opinion, these statements include all adjustments necessary for a fair presentation of the results of the interim periods shown. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be the same as those for the full year.

2.     Recently issued Accounting Pronouncements

        For a complete discussion of recently issued accounting pronouncements please refer to the exchange offer prospectus.

3.     Segmental Information

        The group provides communications services, principally in Ireland. The Group is managed on a unitary basis and has no segments.

4.     Significant events

        In August 2003 the group refinanced substantially all of its existing indebtedness. This refinancing included €550,000,000 aggregate principal amount of 7.25% senior notes due 2013 of Valentia Telecommunications, €285,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding, and $250,000,000 aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding. In addition, Valentia Telecommunications entered into a new €1.4 billion credit facility, of which €1.2 billion was drawn down on closing of the refinancing.

        Prior to the refinancing, the shareholder's of Valentia Telecommunications Limited transferred their interests to Valentia Holdings Limited. Valentia Telecommunications registered as an unlimited public company on 28 July, 2003.

        Proceeds of the refinancing were used to repay outstanding indebtedness under the existing credit facility of Valentia Telecommunications and to pay transaction costs. A dividend of €512 million was

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

paid from Valentia Telecommunications to Valentia Holdings Limited following the refinancing. This is offset in the profit and loss account by the waiver of certain dividends payable, at 31 March 2003, of €34 million.

5.     Subsequent events

        On 30 October 2003 Valentia Telecommunications and eircom Funding commenced an exchange offer to exchange all outstanding senior and senior subordinated notes for notes that are registered under the U.S. Securities Act of 1933. The exchange offer is scheduled to expire on 28 November 2003 unless extended.

6.     Amounts in Group Cash Flow Statement

        Amounts included in the group cash flow statement are reconciled or analysed as follows:—

(a)
Net Cash Flow from all Operating Activities

	Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Operating profit	24	68
Depreciation and amortisation	234	208
Amortisation of fair value of pension surplus arising on acquisition	10	8
Cash flows relating to fundamental restructuring, business exits and other provisions	(32)	(26)
Non cash charges	—	16
Cash flows relating to exceptional costs	(1)	(20)
Working Capital
Decrease/(increase) in stocks	1	(1)
Decrease in creditors	(51)	(36)
Decrease/(increase) in debtors	10	(12)

Net cash inflow from operating activities	195	205

(b)
Returns on Investment and Servicing of Finance

	Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Interest received	23	2
Interest paid	(81)	(58)
Debt issue costs paid	(3)	(46)

	(61)	(102)

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

(c)
Taxation Refunded (net)

	Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Corporation tax refund received	14	—
Corporation tax paid	(2)	—

	12	—

(d)
Capital Expenditure and Financial Investment

	Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Payments to acquire tangible fixed assets	(97)	(100)
Receipts from disposal of fixed assets	7	—
(Advance)/ Repayment to/from Shareholders	(50)	50

	(140)	(50)

(e)
Acquisitions and disposals

	Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Purchase of subsidiary undertakings	(5)	(2)
Disposal of subsidiary undertaking	—	1
Receipt in respect of assets held for resale	191	—
Cash disposed with subsidiary undertakings	—	(1)

	186	(2)

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

(f)
Financing

	Half year ended 30 Sept 2002 €'m	Half year ended 30 Sept 2003 €'m
Repayment of loan capital	(47)	(2,231)
Additions to loan/bond capital	—	2,310
Capital element of finance lease payments	(1)	—

Net cash (outflow)/inflow from financing	(48)	79

(g)
Analysis of Net Debt

	At 31 March 2002 €'m	Cash flows €'m	Other non cash changes €'m	At 30 Sept 2002 €'m
Cash at bank and in hand	316	143	—	459
Overdrafts	(2)	1	—	(1)

	314	144	—	458
Debt due within one year	(132)	(25)	—	(157)
Debt due after one year	(2,280)	73	—	(2,207)

	(2,098)	192	—	(1,906)

	At 31 March 2003 €'m	Cash flows €'m	Other non cash changes €'m	At 30 Sept 2003 €'m
Cash at bank and in hand	440	(382)	—	58
Overdrafts	(1)	—	—	(1)

	439	(382)	—	57
Debt due within one year	(105)	105	—	—
Debt due after one year	(2,125)	(184)	65	(2,244)

	(1,791)	(461)	65	(2,187)

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

        We are the principal provider of fixed-line telecommunication services in Ireland. According to quarterly data published by ComReg, we had a market share throughout the three-year period ended 30 June 2003 of approximately 80% in the Irish fixed-line market, based on turnover. As the incumbent fixed-line telecommunications provider, we have the most extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach, and our competitors rely heavily on our infrastructure. As of 30 September 2003, we had approximately 2 million fixed-line telephone access channels in service, of which approximately 1.6 million were PSTN lines and approximately 0.4 million were ISDN channels. We had turnover of €825 million in the half year ended 30 September 2003 and total fixed and current assets of €3.4 billion as of 30 September 2003.

Commentary on results of operations for the quarter ended 30 September 2003.

Overview

        EBITDA, before exceptional charges, of €154 million increased by 22% for the quarter ended 30 September 2003, compared to EBITDA of €126 million for the quarter ended 30 September 2002. This increase was driven primarily by improvements in gross margin and reduced operating costs.

Turnover

        Overall turnover decreased by 3% in the quarter ended 30 September 2003, compared to the quarter ended 30 September 2002. This was primarily due to reduced voice traffic volumes and tariffs, and lower interconnect revenue derived from the very low margin transit traffic. This was partially offset by price increases on access products and increased data traffic volumes. Half the net reduction in turnover in the quarter is due to the exit of certain businesses including eircom Retail stores.

	Quarter ended
	30 Sept 2002	30 Sept 2003	Percentage change[1] 2002/2003
	€'m
Total turnover	426	415	(3%	)

Cost of sales

        Cost of sales decreased by 18% in the quarter ended 30 September 2003, compared to the quarter ended 30 September 2002. This was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments, and the disposal of eircom Retail stores.

	Quarter ended
	30 Sept 2002	30 Sept 2003	Percentage change[1] 2002/2003
	€'m
Cost of sales	129	106	(18%	)

(1)
The percentage changes have been calculated based on unrounded data rather than on the rounded data presented in these tables.

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

Operating costs

        Total operating costs decreased by 9% for the quarter ended 30 September 2003 compared to the quarter ended 30 September 2002. This was primarily driven by reduced pay costs due to reduction in headcount and a lower pension amortisation cost in this quarter compared to the same quarter last year. Other operating costs were lower quarter on quarter, due to continued focus on all costs.

	Quarter ended
	30 Sept 2002	30 Sept 2003	Percentage change[2] 2002/2003
	€'m
Operating costs	171	155	(9%	)

(2)
The percentage change has been calculated based on unrounded data rather than on the rounded data presented in this table.

Depreciation

        Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 18% in the quarter ended 30 September 2003 compared to the quarter ended 30 September 2002, due to a change in asset lives during the financial year ended 31 March 2003.

Goodwill amortisation

        We are amortising goodwill, of €764 million, arising from Valentia Telecommunication's acquisition of our predecessor, eircom, over 20 years, which is in accordance with Irish GAAP.

Exceptional items before operating profit

        Exceptional costs of €16 million mainly relate to certain costs incurred in the refinancing of our indebtedness, which are not capitalised as debt issue costs under Irish GAAP.

Interest payable and similar charges

        Interest payable increased by 37% in the quarter ended 30 September 2003, compared to the quarter ended 30 September 2002, due to the new debt structure and amortisation of capitalised fees relating to the refinancing.

Commentary on results of operations for the half year ended 30 September 2003.

Overview

        EBITDA, before exceptional charges, of €292 million increased by 13% for the half year ended 30 September 2003 compared to EBITDA of €258 million for the half year ended 30 September 2002. This increase was primarily driven by improvements in gross margin and reduced operating costs.

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

Turnover

        Overall turnover decreased by 3% in the half year ended 30 September 2003, compared to the half year ended 30 September 2002. This was primarily due to reduced voice traffic volumes and tariffs, and lower interconnect revenue derived from the very low margin transit traffic. This was partially offset by price increases on access products and increased data traffic volumes. Nearly half of the reduction in turnover in the half year is due to the exit of certain businesses including eircom Retail stores.

	Half year ended
	30 Sept 2002	30 Sept 2003	Percentage change[3] 2002/2003
	€'m
Total turnover	850	825	(3%	)

Cost of sales

        Cost of sales decreased by 16% in the half year ended 30 September 2003, compared to the half year ended 30 September 2002. This was due substantially to reduced volumes on interconnect transit, reduced volumes and rates in foreign outpayments, and the disposal of eircom Retail stores.

	Half year ended
	30 Sept 2002	30 Sept 2003	Percentage change[3] 2002/2003
	€'m
Cost of sales	260	219	(16%	)

(3)
The percentage changes have been calculated based on unrounded data rather than on the rounded data presented in these tables.

Operating costs

        Total operating costs decreased by 6% for the half year ended 30 September 2003, compared to the half year ended 30 September 2002. This was primarily driven by reduced pay costs resulting from reduction in headcount and lower pension amortisation costs. Other operating costs were below prior period, due to continued focus on all costs.

	Half year ended
	30 Sept 2002	30 Sept 2003	Percentage change[3] 2002/2003
	€'m
Operating costs	332	314	(6%	)

Depreciation

        Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 12% in the half year ended 30 September 2003, compared to the half year ended 30 September 2002, due to a change in asset lives during the financial year ended 31 March 2003.

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

Goodwill amortisation

        We are amortising goodwill, of €764 million, arising from Valentia Telecommunication's acquisition of our predecessor, eircom, over 20 years, which is in accordance with Irish GAAP.

Exceptional items before operating profit

        Exceptional costs of €16 million mainly relate to certain costs incurred in the refinancing of our indebtedness, which are not capitalised as debt issue costs under Irish GAAP.

Interest payable and similar charges

        Interest payable increased by 9% in the half year ended 30 September 2003, compared to the half year ended 30 September 2002, due to the new debt structure and amortisation of capitalised fees relating to the refinancing.

Taxation

        Tax charges increased by €3 million in the half year ended 30 September 2003, compared to the half year ended 30 September 2002. This was primarily due to an increase in taxable profits and a credit included in the 30 September 2002 comparative in respect of a prior year over provision of tax, partially offset by the impact of reduced tax rates.

Liquidity

        Net cash inflow from operating activities.    Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items, principally depreciation and amortisation. During the half year ended 30 September 2003, net cash inflow from operating activities increased by 5%, to €205 million from €195 million in the half year ended 30 September 2002. This increase was due to an increase in operating profit, partially offset by changes in working capital. The cash flows on exceptional items principally relate to payments for international capacity and payments of fees relating to the refinancing transaction.

        Returns on investment and serving of finance.    We use cash to pay interest on our outstanding indebtedness. Net interest paid decreased during the half year ended 30 September 2003, compared to the half year ended 30 September 2002, due to the timing of interest payments. Debt issue costs paid of €46 million increased significantly during the half year ended 30 September 2003 compared to the half year ended 30 September 2002 due to the refinancing.

        Capital expenditure and financial investment.    During the half year ended 30 September 2003, we made payments in respect of capital expenditure of €100 million, compared to €97 million in the half year ended 30 September 2002. The principal reason for the increase was due to timing of cash flows. Capital expenditure is used primarily to renew our existing network in order to improve our services and customer satisfaction.

        We had no financial investment outstanding as at 30 September 2003. The amount paid during the half year ended 30 September 2002, of approximately €50 million, represented an amount loaned to the ESOT during that period, which was repaid in the half year ended 30 September 2003.

Valentia Telecommunications upc
Notes to the Consolidated Financial Statements—unaudited (continued)

        Acquisitions and disposals.    During the half year ended 30 September 2003, we disposed of the assets of eircom Retail and sold eircom Response. We exited from our remaining 63% stake in Golden Pages during the half year ended 30 September 2002.

        Financing.    During the half year ended 30 September 2003, we refinanced all of our indebtedness, see "Significant Events". During the half year ended 30 September 2002, we repaid €47 million of outstanding debt.

        We believe that our working capital, together with amounts available under the revolving portion of our new credit facility, is sufficient to fund our present requirements.

Capital resources

        As of 30 September 2003, we had outstanding long-term debt of approximately €2.244 billion, as compared to €2.125 billion as of 31 March 2003. This includes capitalised fees of €65 million relating to the refinancing of the debt.

        As of 30 September 2003, we had a €1 million bank overdraft carried on the balance sheet of ITI, our financing and treasury subsidiary.

Contractual obligations and commitments

        Other than reductions in debt maturing within one year associated with debt retirements, there have been no material changes in contractual obligations and commitments from that presented in the exchange offer prospectus.

Contingent liabilities and off balance sheet items

        For a complete discussion of our contingent liabilities, please refer to the caption "Contingent liabilities" in the exchange offer prospectus. There have been no significant changes since the information presented in that section.

Market risk

        For a complete discussion of our market risks, please refer to the caption "Operating Financial Review and Prospects—Quantitative and Qualitative Disclosure About Market Risk" in the exchange offer prospectus. Our primary exposure to market risks relates to unfavourable movements in interest rates. We do not anticipate any significant changes in our objectives and strategies with respect to managing such exposures.

Item 2. Press release dated December 1, 2003

Valentia Telecommunications and eircom Funding
Announce Extension of Exchange Offer
to December 2, 2003

        Republic of Ireland, Dec. 1, 2003:    Valentia Telecommunications ("Valentia") and eircom Funding today announced that the offer (the "Exchange Offer") from Valentia to exchange all of its outstanding 7.25% senior notes due 2013 ("Outstanding Senior Notes") for 7.25% senior notes due 2013 (the "Exchange Senior Notes") registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and from eircom Funding to exchange all of its outstanding 8.25% euro senior subordinated notes due 2013 ("Outstanding Euro Senior Subordinated Notes") for 8.25% euro senior subordinated notes due 2013 (the "Exchange Euro Senior Subordinated Notes") registered under the Securities Act and all of its outstanding 8.25% dollar senior subordinated notes due 2013 ("Outstanding Dollar Senior Subordinated Notes" and together with the Outstanding Senior Notes and the Outstanding Euro Senior Subordinated Notes, the "Outstanding Notes") for 8.25% dollar senior subordinated notes due 2013 (the "Exchange Dollar Senior Subordinated Notes" and together with the Exchange Senior Notes and the Exchange Euro Senior Subordinated Notes, the "Exchange Notes") registered under the Securities Act is being extended.

        The Exchange Offer was originally scheduled to expire at 12:00 midnight, New York City time, on November 28, 2003, unless extended. As of such time on November 28, 2003, approximately €547.1 million (out of €550.0 million) in aggregate principal amount of the Outstanding Senior Notes, €279.8 million (out of €285.0 million) in aggregate principal amount of the Outstanding Euro Senior Subordinated Notes and $249.9 million (out of $250.0 million) in aggregate principal amount of the Outstanding Dollar Senior Subordinated Notes had been confirmed as tendered in exchange for a like principal amount of Exchange Senior Notes, Exchange Euro Senior Subordinated Notes and Exchange Dollar Senior Subordinated Notes, respectively.

        The new expiration date for the Exchange Offer is 5:00 p.m., New York City time, on December 2, 2003, unless further extended by Valentia and/or eircom Funding.

        The Outstanding Notes may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable state securities laws. This press release shall not constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of the Outstanding Notes or the Exchange Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

CONTACT: Valentia Telecommunications and eircom Funding
  Jennifer Creevey, (+353) 1 701 5107

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
Date: December 2, 2003	Name: Dr. Philip Nolan Title: Chief Executive Officer

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Table of Contents
Disclosure Regarding Forward-Looking Statements
  Item 1. Financial results release, dated November 29, 2003
  Item 2. Press release dated December 1, 2003
Signatures